2

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13E-3/A
                                 (Rule 13e-100)

                        RULE 13e-3 TRANSACTION STATEMENT
            (Pursuant to Section 13(e) of the Securities Act of 1934)

                               PIONEER OIL AND GAS
                              (Name of the Issuer)

                               Pioneer Oil and Gas
                      (Name of Person(s) Filing Statement)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                   723826 20 2
                      (CUSIP Number of Class of Securities)

                                  Don J. Colton
                               Pioneer Oil and Gas
                      1206 W. South Jordan Parkway, Unit B
                            South Jordan, Utah 84095
                                 (801) 566-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

[x] a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]      b.The filing of a registration statement under the Securities Act of
           1933.

[ ]      c.       A tender offer.

[ ]      d.       None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

                  Transaction Valuation*       Amount of Filing Fee**
                       $600,000                     $120.00

*Calculated solely for purposes of determining the filing fee. The transaction valuation assumes the payment for 400,000 shares of common stock of the subject company at $1.50 per share in cash.

**The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $600,000 by 0.0002.

                                  Introduction

This Rule 13e-3 Transaction Statement is being filed concurrently with the filing of a preliminary Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "Proxy Statement"). The information contained in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 (this "Schedule") shall have the meanings given to them in the Proxy Statement.

Item 1.  Summary Term Sheet.

The section entitled "Summary Term Sheet" set forth in the Proxy Statement is incorporated herein by reference.

Item 2.           Subject Company Information.

     (a) Name and Address. The name of the subject company is Pioneer Oil and Gas, a Utah corporation (the "Company"). The Company's principal place of business is located at 1206 W. South Jordan Parkway, Unit B, South Jordan, Utah 84095. The Company's telephone number is (801) 566-3000.

     (b) Securities. The subject class of equity securities to which this Schedule relates is the Company's common stock, par value $.001 per share (the "Common Shares"), of which 7,910,727 shares were outstanding as of April 30, 2005.

     (c) Trading, Market and Prices. The information set forth in the Proxy Statement under "Market Price and Dividend Information" is incorporated herein by reference.

     (d) Dividends. The information set forth in the Proxy Statement under "Market Price and Dividend Information" is incorporated herein by reference.
     (e) Prior Public Offerings. The Company has not made any underwritten public offering of the Common Shares during the past three years.

     (f) Prior Stock Purchases.  The information set forth in the section of the
     Proxy  Statement   entitled  "Common  Share   Repurchase   Information"  is
     incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a) Name and Address, (b) Business and Background of Entities and (c) Business and Background of Natural Persons. The Company's address and telephone number are provided in Item 2(a) above. The Company's executive officers and directors are set forth below:

         Executive Officers

         Don J. Colton              President and Treasurer
         Gregg B. Colton            Vice President and Secretary

         Board of Directors

         Don J. Colton              John O. Anderson
         Gregg B. Colton            Lynn Woodbury

The address of each executive officer and director of Pioneer Oil and Gas is c/o Pioneer Oil and Gas, 1206 W. South Jordan Parkway, Unit B, South Jordan, Utah 84095. The information set forth in Item 2(a) above and in the Proxy Statement under "Executive Officers and Management" is incorporated herein by reference. All directors and executive officers of the Company are United States citizens.

Item 4.           Terms of the Transaction.

     (a) Material Terms. The information set forth in the sections of the Proxy Statement entitled "Purpose of the Stock Splits," Reasons for the Stock Splits," Effects of the Stock Splits," "Stock Splits Proposal-Summary and Structure," and "Stock Splits Proposal- Federal Income Tax Consequences" is incorporated herein by reference.

     (c) Different Terms. The information set forth in the Proxy Statement under "Stock Splits Proposal-Summary and Structure," "Effects of the Stock Splits" and "Advantages of the Stock Splits-Equal Treatment of Affiliated and Unaffiliated Holders of Common Shares" is incorporated herein by reference.

     (d) Appraisal Rights. The information set forth in the Proxy Statement under "Unavailability of Appraisal and Dissenters' Rights", "Unavailability of Shareholders' Appraisal and Dissenters' Rights and "Escheat Laws" is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to the Company's corporate files other than pursuant to Utah law or to obtain counsel or appraisal services at the Company's expense.

     (f) Eligibility for Listing or Trading. The information set forth in the Proxy Statement under "Effect of the Stock Splits" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (a)   Transactions.

                 None.

            (b) Significant Corporate Events.

                 None.

         (c) Negotiations or Contacts.

                 None.

         (e) Agreements Involving the Subject Company's Securities.

                 None.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (b) Use of Securities Acquired.

      The Common Shares acquired in connection with the Stock Splits will be retired.

         (c)   Plans.

            (1) None.

            (2) None.

            (3) None.

            (4) None.

            (5) None.

            (6) The information set forth in the sections of the Proxy Statement entitled " Purpose of the Stock Splits," " Reasons for the Stock Splits" and " Effects of the Stock Splits" is incorporated herein by reference.

            (7) The information set forth in the sections of the Proxy Statement entitled " Purpose of the Stock Splits," "Reasons for the Stock Splits" and "Effects of the Stock Splits" is incorporated herein by reference.

            (8) The information set forth in the sections of the Proxy Statement entitled "Purpose of the Stock Splits," "Reasons for the Stock Splits" and "Effects of the Stock Splits" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

         (a)   Purposes.

          The information set forth in the sections of the Proxy Statement entitled " Purpose of the Stock Splits" and "Background of the Stock Splits" is incorporated herein by reference.

         (b)   Alternatives.

          The information set forth in the section of the Proxy Statement entitled "Alternatives to the Stock Splits" is incorporated herein by reference.

         (c)   Reasons.

          The information set forth in the sections of the Proxy Statement entitled "Reasons for the Stock Splits" and "Background of the Stock Splits" is incorporated herein by reference.

         (d)   Effects.

          The information set forth in the sections of the Proxy Statement entitled " Effects of the Stock Splits," " Advantages of the Stock Splits," "Disadvantages of the Stock Splits," "Stock Splits Proposal - Potential Disadvantages of the Stock Splits to Shareholders," and "Stock Splits Proposal - Federal Income Tax Consequences" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

         (a)   Fairness.

          The information set forth in the sections of the Proxy Statement entitled " Fairness of the Stock Splits," "Opinion of Gate-Way Capital" and "Background of the Stock Splits" is incorporated herein by reference.

         (b) Factors Considered in Determining Fairness.

          The information set forth in the sections of the Proxy Statement entitled "Background of the Stock Splits," " Fairness of the Stock Splits" and "Opinion of Gate-Way Company" is incorporated herein by reference.

         (c) Approval of Security Holders.

          Under Utah law management does not believe the Stock Splits require shareholder approval, however, the Board of Directors has requested the shareholders to ratify the action of the Board as to the Stock Splits and is requesting the approval of at least a majority of the Company's Common Shares.

         (d) Unaffiliated Representative.

          The information set forth in the section of the Proxy Statement entitled " Fairness of the Stock Splits" is incorporated herein by reference.

         (e) Approval of Directors.

          The information set forth in the sections of the Proxy Statement entitled "Background of the Stock Splits" and " Fairness of the Stock Splits" is incorporated herein by reference.

         (f)   Other Offers.

          None.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

         (a) Report, Opinion or Appraisal.

          The information set forth in the sections of the Proxy Statement entitled "Fairness of the Stock Splits" and "Opinion of Gate-Way Company" is incorporated herein by reference.

         (b) Preparer and Summary of the Report, Opinion or Appraisal.

          The information set forth in the sections of the Proxy Statement entitled "Summary Term Sheet - Stock Splits Proposal" and "Opinion of Gate-Way Company" is incorporated herein by reference.

         (c) Availability of Documents.

          The full text of the Valuation Opinion of Gate-Way Company, Inc. dated April 30, 2005, is attached to the Proxy Statement as Exhibit B, and is incorporated herein by reference. Such Valuation Opinion is also available for inspection and copying at the Company's principal executive offices located at 1206 W. South Jordan Parkway, Unit B, South Jordan, Utah 84095 during Company's regular business hours by any interested shareholder of Company or representative of such holder who has been so designated in writing.

Item 10.  Source and Amounts of Funds or Other Consideration.

         (a) Source of Funds.

          The information set forth in the section of the Proxy Statement entitled "Cost of Stock Splits" is incorporated herein by reference.

         (b)   Conditions.

          Not applicable.

         (c)   Expenses.

          The information set forth in the section of the Proxy Statement entitled "Cost of Stock Splits" is incorporated herein by reference.

         (d)   Borrowed Funds.

          Not applicable.

Item 11.  Interest in Securities of the Subject Company.

         (a)   Securities Ownership.

          The  information  set  forth in the  section  of the  Proxy  Statement
          entitled   "Security   Ownership  of  Certain  Beneficial  Owners  and
          Management" is incorporated herein by reference.

         (b)   Securities Transactions.

          None.

Item 12.  The Solicitation or Recommendation.

         (d) Intent to Tender or Vote in a Going Private Transaction.

          The information set forth in the sections of the Proxy Statement entitled "Recommendation of the Board" and " Fairness of the Stock Splits" is incorporated herein by reference.

         (e) Recommendations of Others.

          The information set forth in the sections of the Proxy Statement entitled " Recommendation of the Board" and "Fairness of the Stock Splits" is incorporated herein by reference.

Item 13.  Financial Information.

         (a)   Financial Information.

          (1) The information and financial  statements set forth under Part II,
          Item 7, entitled "Financial Statements " of Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2004, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled "Financial and Other Information" is incorporated by reference.

          (2) The information  and financial  statements set forth under Part I,
          Item 1, entitled "Financial Statements" of Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled "Financial and Other Information" is incorporated by reference.

          (3) Not applicable.

          (4) The book value per share as of the most recent 10QSB of the Company for the period ending March 31, 2005 is $.53 per share.

         (b) Pro Forma Information.

          The information set forth in the section of the Proxy Statement entitled "Financial and Other Information" is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

         (a) Solicitations or Recommendations.

          The information set forth in the section of the Proxy Statement entitled "Quorum, Voting Rights and Other Matters" is incorporated herein by reference.

         (b) Employees and Corporate Assets.

          The information set forth in the section of the Proxy Statement entitled " Quorum, Voting Rights and Other Matters" is incorporated herein by reference.

Item 15.  Additional Information.

          All of the information set forth in the Proxy Statement and each Exhibit attached thereto is incorporated herein by reference.

Item 16.  Exhibits.

      (a) (i) Preliminary Proxy Statement and Form of Proxy for the Annual Meeting of Shareholders of the Company.*

      (b) Not applicable.

      (c) Valuation Opinion of Gate-Way Capital, Inc.*

      (d) Not applicable.

      (f) Not applicable.

      (g) Not applicable.

* Incorporated by reference to Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 7, 2005.

                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2005


                                       PIONEER OIL AND GAS
                                       By: /s/ Don J. Colton
                                       ------------------------------------
                                       Name: Don J. Colton
                                       Title: President

                                EXHIBIT INDEX

Exhibit
-------

(a)(i) Preliminary Proxy Statement and Form of Proxy for the Annual Meeting of Shareholders of Pioneer Oil and Gas.*

(b) Valuation Opinion of Gate-Way Company, Inc.*

* Incorporated by reference to Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 7, 2005.